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                                                                  Exhibit (b)(2)


        Commitment Letter, dated November 6, 1998, from Crestar Bank to Roanoke Electric Steel Corporation.
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November 6, 1998


Roanoke Electric Steel Corporation
102 Westside Boulevard
Roanoke, Virginia 24017
Attention:  Mr. John E. Morris
            Vice President - Finance

Gentlemen:

This letter will confirm that Crestar Bank (the "Lender") has committed to provide to Roanoke Electric Steel Corporation (the "Company") up to $5,000,000 of the Revolving Credit Facility and up to $25,000,000 of the Term Loan Facility described in the commitment letter to the Company from First Union National Bank dated November 5, 1998, including the Roanoke Electric Steel Corporation Summary of Terms and Conditions (the "First Union Commitment").

The commitments described above are expressly subject to the Lender's satisfaction with each of the condition's set forth in the First Union Commitment including, without limitation, the completion of a definitive credit agreement and related documentation acceptable to the Lender.

Further, we understand that all costs and expenses associated with the closing of the Facilities, including legal fees, will be paid by Roanoke Electric Steel Corporation. Crestar agrees to accept Mays & Valentine as the sole legal counsel for the bank group.

Sincerely,

s/Martha D. Shifflett
Martha D. Shifflett
Senior Vice President

ACCEPTED:

ROANOKE ELECTRIC STEEL CORPORATION



By:  s/ John E. Morris

Title:  Vice President - Finance